Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage") held on September 13, 2012 (the "Meeting"), the following sets forth a brief description of the matter voted upon at such Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against

1.	Ordinary resolution approving a stock option plan for Advantage, all as more particularly described in the management information circular of Advantage dated August 9, 2012.	Passed	79.62%	20.38%

Dated this 13th day of September, 2012.